Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Atlantic Alliance Partnership Corp. (the “Company”) on Amendment No. 1 to Form S-1, File No. 333-202235 of our report dated January 21, 2015, except for Notes 1 and 3 as to which the date is April 9, 2015, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Atlantic Alliance Partnership Corp. as of January 20, 2015 and for the period from January 14, 2015 (inception) through January 20, 2015, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

April 9, 2015